787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

August 19, 2009

Via EDGAR

Jim O’Connor

Christina DiAngelo

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	SunAmerica Focused Series, Inc.
Registration Statement on Form N-14 Filed on July 22, 2009 (the “Registration Statement”)
Securities Act File No. 333-160744

Dear Mr. O’Connor and Ms. DiAngelo:

This letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission in telephone conversations with the undersigned regarding the above-referenced Registration Statement. The Registration Statement relates to the proposed acquisition by the Focused Large-Cap Growth Portfolio (the “Large-Cap Growth Portfolio”), a series of the Registrant, of all of the assets and liabilities of each of the SunAmerica Blue Chip Growth Fund (the “Blue Chip Growth Fund”) and the SunAmerica Disciplined Growth Fund (the “Disciplined Growth Fund”), each a series of SunAmerica Equity Funds, in exchange for Class A, Class B, Class C and, in the case of the Blue Chip Growth Fund, Class Z shares of the Large-Cap Growth Portfolio (each, a “Reorganization”).

For your convenience, the substance of the Staff’s comments has been restated below. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Registration Statement.

Comment No. 1:    Please provide the accounting survivor analysis for the Reorganizations.

Response:    The following is an analysis concluding the accounting and performance survivor for each Reorganization. The analysis is based on guidance provided by the Accounting Policy Subcommittee of the Accounting/Treasurer’s Committee of the Investment Company Institute (“ICI”) in a white paper on fund mergers dated March 1, 2004, regarding accounting survivors (“ICI White Paper”). The ICI White Paper seeks to capture and consolidate applicable industry guidance on the subject. The ICI White Paper identifies the following factors, in order of relative importance, to apply in determining the proper accounting surviving entity:

NEW YORK    WASHINGTON    PARIS    LONDON    MILAN    ROME     FRANKFURT    BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

Jim O’Connor, Esq.

August 19, 2009

Portfolio Management: One of the primary factors in determining the accounting survivor is the surviving management structure. The Large-Cap Growth Portfolio and Blue Chip Growth Fund are both currently advised by SAAMCo and managed by John Massey, Senior Vice President at SAAMCo. The Disciplined Growth Fund is advised by SAAMCo and managed by Brendan Voege, Vice President and quantitative and portfolio analyst at SAAMCo. SAAMCo will continue to serve as the investment adviser to the Combined Fund and John Massey will continue to serve as the portfolio manager of the Combined Fund following the Reorganizations.

Portfolio Composition: The Combined Fund will be managed in accordance with the investment objectives, policies and restrictions of the Large-Cap Growth Portfolio and thus it is anticipated that the portfolio composition of the Combined Fund will most resemble that of the historical portfolio composition structure of the Large-Cap Growth Portfolio.

Investment Objectives, Policies and Restrictions: The investment objectives of the Large-Cap Growth Portfolio, Blue Chip Growth Fund and Disciplined Growth Fund are similar. The Large-Cap Growth Portfolio seeks long-term growth of capital. The Blue Chip Growth Fund and Disciplined Growth Fund each seek capital appreciation. Each Fund follows a “growth” oriented philosophy; however, the Funds may use different investment strategies to achieve their respective goals. The primary differences in the principal investment strategies of each Fund are highlighted in the Registration Statement on pages 8-11 of the Combined Proxy Statement/Prospectus under “Investment Objectives and Principal Investment Strategies.” The investment objectives, policies and restrictions of the Large-Cap Growth Portfolio will be those of the Combined Fund.

Expense Structure: The expense structure of the Funds is similar. The expense structure of the Large-Cap Growth Portfolio will be the expense structure of the Combined Fund.

Asset Size: As of April 30, 2009, the Large-Cap Growth Portfolio, Blue Chip Growth Fund and Disciplined Growth Fund had net assets of $370,985,503, $36,642,377 and $23,780,901, respectively.

For these reasons, the Large-Cap Growth Portfolio will be the accounting and performance survivor. The portfolio management structure; portfolio composition; investment objectives, policies and restrictions; and expense structure of the Combined Fund will be those of the Large-Cap Growth Portfolio. The Large-Cap Growth Portfolio also has considerably more assets than either the Blue Chip Growth Fund or Disciplined Growth Fund.

Comment No. 2:    In the discussions relating to a Fund’s non-diversified status, please do not use the term “concentrating” in describing the risks associated with such status.

Response:    References in the Registration Statement to the term “concentrating” in connection with a Fund’s non-diversified status have been replaced with the term “investing a higher percentage of assets.”

Jim O’Connor, Esq.

August 19, 2009

Comment No. 3:    In the disclosure relating to the Funds engaging in active trading of securities, please revise the discussion relating to high portfolio turnover and the tax consequences associated with it to reflect plain English.

Response:    The paragraphs discussing active trading, high portfolio turnover and associated tax consequences have been revised to reflect plain English.

Comment No. 4:    Under the requirements of Form N-1A, the expense percentages disclosed in the fee tables should be based on amounts incurred during a Fund’s most recent fiscal year. Please explain the reason for basing the expense percentages disclosed in the fee tables on amounts incurred during the 12-month period ended April 30, 2009.

Response:    Due to a decline in Fund asset levels, the expense ratios based on amounts incurred during the 12-month period ended April 30, 2009 are materially different than the expense ratios based on amounts incurred during each Fund’s most recent fiscal year (year ended September 30, 2008 or October 31, 2008, as applicable). As a result of such material difference, the Registrant believes that the presentment of expense ratios based on amounts incurred as of a more recent date than the fiscal year end is more informative to shareholders. The Registrant has added disclosure to the introductory paragraph to the fee tables clarifying that the expense ratios are based on fees and expenses incurred during the 12-month period ended April 30, 2009, which may be different than annualized expense ratios that are based on fees and expenses incurred during the six-month period ended April 30, 2009.

Comment No. 5:    With respect to the fee tables, please confirm that any acquired fund fees and expenses for a Fund did not exceed one basis point (if greater than one basis point more disclosure about these expenses would be required).

Response:    None of the Funds incurred acquired fund fees and expenses of greater than one basis point.

Comment No. 6:    Please add disclosure to the footnote to the fee tables regarding the Expense Limitation Agreement noting that such agreement excludes extraordinary expenses and acquired fund fees and expenses.

Response:    The following sentence has been added to the footnote regarding the Expense Limitation Agreement: “For purposes of the Expense Limitation Agreement, “Total Annual Fund Operating Expenses” shall not include extraordinary expenses, as determined under generally accepted accounting principles, or acquired fund fees and expenses.”

Comment No. 7:    With respect to the management fee rate presented for the Large-Cap Growth Portfolio in the fee tables, please note that it is permissible to show a fund’s recently changed management fee rate, instead of a blended management fee rate.

Response:    The fee tables reflect the Large-Cap Growth Portfolio’s blended management fee rate for the 12-month period ended April 30, 2009, however disclosure has been added to the footnote clarifying that such rate is a blended rate and providing the current and previous management fee rates.

Jim O’Connor, Esq.

August 19, 2009

Comment No. 8:    Please confirm that the expenses presented for the Pro Forma Combined Fund – Class A in the Disciplined Growth Fund into Focused Large-Cap Growth Portfolio expense example are correct.

Response:    The Registrant has made certain corrections to the above-referenced numbers.

Comment No. 9:    Please confirm that the expense examples in the Registration Statement take into account any applicable contractual expense limitation.

Response:    The expense examples contained in the Registration Statement take into account all applicable contractual expense limitations.

Comment No. 10:    Please provide further disclosure regarding the approximate percentage of Target Fund portfolio holdings that are expected to be sold in connection with the applicable Reorganization. Please also disclose the estimated amount of portfolio transaction costs and the estimated amount of capital gains that will result from this expected sale of a portion of the portfolio holdings.

Response:    Disclosure has been added to the section entitled “Information About the Reorganizations – Material Federal U.S. Income Tax Consequences of the Reorganizations” that provides the approximate percentage of Target Fund portfolio holdings that are expected to be sold in connection with the applicable Reorganization and states that no material amount of capital gains are expected to be distributed as a result of such sale. Disclosure has also been added to the section entitled “Information About the Reorganizations – Expenses of the Reorganizations” that provides the estimated amount of portfolio transaction costs that will result from such sale.

Comment No. 11:    Please include a pro forma adjustments column in the Capitalization table.

Response:    The requested disclosure has been added.

The above-referenced Registrant has authorized us to represent that, with respect to filings made by the Registrant with the Securities and Exchange Commission (the “Commission”) and reviewed by the Commission’s staff (the “Staff”), it acknowledges that:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/    Elliot J. Gluck

Jim O’Connor, Esq.

August 19, 2009

Elliot J. Gluck

cc:	Kathleen Fuentes, Esq., SunAmerica Asset Management Corp.
Margery K. Neale, Esq., Willkie Farr & Gallagher LLP
Jack D. Cohen, Esq., Willkie Farr & Gallagher LLP